05040343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-25-05

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 0 1 2005 WASH., D.C. SECTION

SEC FILE NUMBER
8-24255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSENBLATT SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 BROAD STREET - 26 FLOOR
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD A. ROSENBLATT 212-943-5225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROY A. ABRAMOWITZ & CO.
(Name – *if individual, state last, first, middle name*)

122 EAST 42nd STREET - STE 1616, NY, NY 10016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-25-05

OATH OR AFFIRMATION

I, Richard A. Rosenblatt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROSENBLATT SECURITIES INC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN RICHEL
Notary Public, State of New York
No. 01RI4925997
Qualified in Kings County
Commission Expires April 4, 20 06

Robin Richel
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROY A. ABRAMOWITZ, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
TAX AND INVESTMENT CONSULTING
FINANCIAL PLANNING

TEL: 212-661-2680
FAX: 212-661-2689
CT. OFFICE: 203-972-7769
E-MAIL: rafinancial@optonline.net

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Rosenblatt Securities Inc

I have audited the accompanying statement of financial condition of Rosenblatt Securities Inc (the Company) (an S Corporation) as of December 31, 2004. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rosenblatt Securities Inc as of December 31, 2004, in conformity with generally accepted accounting principles.

Roy A. Abramowitz & Co.
New York, New York
February 26, 2005

Roy A. Abramowitz & Co.

CHANIN BUILDING, 122 EAST 42ND STREET, SUITE 1616, NEW YORK, NEW YORK 10168

ROSENBLATT SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash & cash equivalents	$ 15,167
Receivable from broker-dealers and clearing organization	350,735
Receivable from shareholder	44,700
Receivable from employees	1,100
Investment in RSI Europe	69,455
Furniture and equipment, net of accumulated depreciation of $ 797,908	111,796
Prepaid expenses and other assets	54,905
TOTAL ASSETS	$ 647,858

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$ 15,115
Payable to clients	256,531
TOTAL LIABILITIES	$ 271,646
Stockholders' equity:	
Common stock, $1.00 par value, 20,000 shares authorized, 2,400 shares issued and outstanding	2,500
Additional paid-in-capital	504,001
Undistributed profits	(130,289)
TOTAL SHAREHOLDERS' EQUITY	$ 376,212
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 647,858

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Richard A. Rosenblatt & Co., Inc. (the "Company"), was established in 1979 as a New York Corporation, is a registered broker-dealer with the Securities and Exchange Commission, a member of the New York Stock Exchange and the National Association of Securities Dealers (NASD). Pursuant to an unanimous stockholder consent the Company changed its name to Rosenblatt Securities Inc as of October 25, 2002. Its primary business is to execute orders on the floor of the New York Stock Exchange primarily for other broker-dealers and institutional investors. The company is one of the leading "execution only" institutional brokers in the country, and is an industry leader in automated and manual execution techniques. With three seats on the New York Stock Exchange the Company has complete floor coverage to complement its state of the art upstairs trading facility. The Company formed a subsidiary corporation in Ireland, in 2003, to function as an introducing broker in an effort to expand its customer base outside the United States.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(A) Commission revenue and related expenses are recorded on a settlement-date basis. Revenues and expenses would not be materially different if reported on a trade basis.

(B) Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on an accelerated basis over the estimated useful lives of the assets. Depreciation expense would not be materially different if calculated using the straight-line basis. For the year 2004 $ 38,228 of acquisitions were made for the upstairs trading facility and administrative offices. For the calendar year 2004 depreciation per books exceeded tax depreciation by $ 16,433.

(C) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) For purposes of the Statement of Financial Condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are held for sale in the ordinary course of business.

(E) Pursuant to SFAS 115, par. 13 as amended by SFAS 130, par. 33 unrealized gains and losses on trading securities would be included in earnings. The Company had no unrealized gain or loss on "available for sale securities".

(F) All activity of the offshore subsidiary, "RSI Europe", is reflected in the operations (books and records) of the Company. The financial statements include the accounts of the Company and its wholly owned subsidiary.

(G) The investment in RSI Europe, is shown as an asset pursuant to the equity method of accounting. Any annual unrealized gain or loss resulting from foreign currency transactions are included in net income.

(H) For purposes of Focus Form X-17A-5 the Investment in RSI Europe is shown as a "other allowable credit" and not directly in shareholder equity. The equity in RSI is allowable in the computation of the Company's net capital since the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors as permitted by rule 15c3-1.

(I) During 2004 Rosenblatt Securities Inc. entered into a PEO\employment relationship with ADP Total Source. ADP Total Source functions as the Company's "Professional Employer Organization". Pursuant to the agreement all RSI work-site staff are employees of ADP. ADP Total Source has the responsibility to pay all wages, file all payroll tax returns, pay all payroll taxes, comply with all local employment laws and Immigration and National Act requirements. All employee benefits are offered through a PEO sponsored plan.The Company is responsible for reimbursing the PEO for all costs plus an administrative fee. This relationship assures that the Company will be in full compliance with all payroll, tax, labor and immigration compliance. Any employee disputes would also be handled through the PEO.

(J) The Company's Anti-Money Laundering Program (AMLP) was audited pursuant to Section 352 of the USA Patriot Act of 2001 (Act). The audit was conducted by another firm of independent Certified Public Accountants in

accordance with Statement on Standards for Consulting Services issued by the American Institute of Certified Public Accountants. The audit was for the period April 23, 2003 through April 25, 2004. Based upon their inquiries and testing the independent firm of Certified Public Accountants attested that the Company's AMLP met the standards set forth in Section 352 of the Act.

NOTE 3: RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATION

The receivable from other brokers represents commissions receivable from broker\dealers for whom the Company has executed trades primarily on the floor of the New York Stock Exchange during December 2004 and received in January 2005.

The receivable from clearing broker includes cash held by the clearing broker for the Company and commissions receivable from the clearing broker for trades executed by the Company through the clearing broker during December 2004 and received in January 2005.

In the normal course of business the Company executes, as agent, transactions on behalf of customers through a clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers in the above situation. The Company's policy is to monitor its market exposure and customer risk. In addition, the Company has a policy of reviewing as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 4: RECEIVABLE FROM EMPLOYEES

Receivable from employees represents an amount due from a current employee. At December 31, 2004, the receivable totaled $ 5,700.

NOTE 5: INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" Corporation pursuant to Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Law (Article 22 §660 (A)).

Accordingly, no provision has been made for Federal and state income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholder(s). However, New York State imposes a franchise tax based upon the difference between the maximum rate of personal income tax and the article 9A corporate rate. The tax provision for 2004 is $ 100. Estimated tax payments in the amount of $ 100 were made during the year 2004.

The New York City Administrative Code does not recognize S Corporation status and imposes an alternative tax computed on approximately 30% of net income or loss plus an addback of officers compensation.. New York City income tax paid was $ 7,810 during 2004.

For the year 2004 book depreciation exceeded depreciation for tax purposes by $16,433. Since the Company is an S Corporation no deferred tax provision has been recorded.

NOTE 6: COMMITMENTS

The Company entered into a amended lease on March 20, 2003 pertaining to its office space at 20 Broad Street, 26th Floor, New York, New York 10005. The lease term expires on March 31, 2008.

The remaining term on the current lease is three years and three months with a monthly rental payable in advance in equal monthly installments of $6,141.83. In addition to the fixed annual rent for each lease year the Company is obligated to pay as additional rent an amount equal to the operating expense payment. The operating expense payment is defined as the tenant's percentage of the amount by which the operating expenses of the landlord for a lease year exceed the operating expenses of the landlord for the base year 2003. For the year 2005 the operating expense payment is $635.51 per month resulting in a total monthly installment of $6,777.34.

Future minimum annual payments required as of December 31, 2004 over the term of the current lease are as follows:

Year	Rental Amount
2005	81,319.72

Year	Rental Amount
2006	$ 81,319.72
2007	81,319.72
2008	20,329.92
Total	$ 264,289.08

In addition, the Company leases three New York Stock Exchange memberships which expire at varying periods during 2005 The approximate payments required as of December 31, 2004 over the remaining terms of the current leases amount to $239,417 as follows:

New York Stock Exchange Membership	Remaining Terms	Total Remaining Obligation
1	11 monthly payments of $ 7,583.33	$ 83,417
2	9 monthly payments of $ 12,000	$ 108,000
3	3 monthly payments of $ 16,000	$ 48,000
	Total remaining obligation	$ 239,417

NOTE 7: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Requirements for brokers or dealers pursuant to 15c3-1 of the Securities and Exchange Commission. Since the Company does not receive, directly or indirectly , or hold funds or securities for, or owe funds or securities to customers and does not engage in any of the activities described in Rule 15c3-1(a)(2)(i) through (v) net capital is computed pursuant to subparagraph (a)(2)(vi) which requires that net capital as defined, shall be at least the greater of $ 5,000 or one-fifteenth of aggregate

indebtedness, as defined. Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2004, the Company had net capital of $ 193,125 which exceeded the minimum net capital requirements of $ 18,110 by $ 175,015.

All customer transactions are cleared through other broker-dealer(s) on a fully disclosed basis, therefore the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 8: SHAREHOLDER'S EQUITY - RECAPITALIZATION

On September 28, 2004 Rosenblatt Securities, Inc. granted and issued to its Chief Operating and Chief Executive Officer 555.55 shares of the Company's voting common stock, $ 1.00 par value for the sum of ten dollars The stock grant was to provide the Chief Operating and Chief Executive Officer with an interest in the future of the Company and an incentive to assist in the Company's growth. The 555.55 shares represent twenty-five percent of the Company's issued and outstanding stock. The shareholder is an Allied Member of the New York Stock Exchange and is experienced in the securities brokerage and financial services industry. The shares issued are restricted securities. The restriction upon sale or transfer lapsed on fifty percent of the stock on November 12, 2004. The restriction on the balance of the shares will lapse on and after March 28, 2005.

The distribution of September 28, 2004 created fractional share interests which was not the intention or desire of the Company. Therefore on September 30, 2004 the Corporation declared a share distribution of 0.08001 shares, on the par value of $ 1.00 each, for each common share or fraction thereof held of record as of September 30, 2004. This distribution increased to 2,400 shares the issued and outstanding voting common stock - $ 1.00 par value.

NOTE 9: SUBSEQUENT EVENT

The company was directly affected by the events of the Terrorist Attack on September 11, 2001 on the World Trade Center. On February 3, 2005 the Company filed an application for a continuance of the "WTC Disaster Disbursement" in the amount of $ 33,000, approximately $ 1,750 per employee. The disbursement covers an eighteen month period and is expected to be remitted within sixty days from the date of filing.